Filed by Nuveen Municipal Credit Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Georgia Quality Municipal Income Fund

Commission File No. 811-21152

Nuveen Ohio Quality Municipal Income Fund

Commission File No. 811-06385

Nuveen Municipal Closed-End Funds Announce Proposed Reorganizations and Shareholder Meeting Update

NEW YORK, October 13, 2022 – The Boards of Trustees of Nuveen Ohio Quality Municipal Income Fund (NYSE: NUO), Nuveen Georgia Quality Municipal Income Fund (NYSE: NKG), and Nuveen Municipal Credit Income Fund (NYSE: NZF) have approved a proposal to reorganize the funds. The proposed reorganizations, if approved by shareholders, would combine NUO and NKG into NZF. The reorganizations are intended to create a larger fund with lower operating expenses, enhanced earnings potential, and increased trading volume on the exchange for common shares.

The proposed reorganizations for the funds are subject to certain conditions, including necessary approval by the funds’ shareholders. NUO and NZF will hold a Special Meeting of Shareholders to consider approval of the reorganization proposal on February 8, 2023. NKG will hold its 2023 Annual Meeting of Shareholders to consider approval of the reorganization proposal and to elect Board Members on February 8, 2023. Detailed information on the proposed reorganizations and the candidates for election to NKG’s Board will be contained in proxy materials expected to be filed in the coming weeks.

To be considered for presentation at NKG’s 2023 Annual Meeting of Shareholders, shareholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be received at the offices of that fund, 333 West Wacker Drive, Chicago, Illinois 60606, no later than October 28, 2022. A shareholder wishing to provide notice in the manner prescribed by Rule 14a-4(c)(1) of a proposal submitted outside of the process of Rule 14a-8 for NKG’s 2023 Annual Meeting of Shareholders must, pursuant to the fund’s by-laws, submit such written notice to the fund no later than November 10, 2022. Timely submission of a proposal does not mean that such proposal will be included in a proxy statement.

Nuveen is a leading sponsor of closed-end funds (CEFs) with $57 billion of assets under management across 56 CEFs as of 30 Jun 2022. The funds offer exposure to a broad range of asset classes and are designed for income-focused investors seeking regular distributions. Nuveen has more than 35 years of experience managing CEFs.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals:

800-752-8700

Investors:

800-257-8787

Media:

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.1 trillion in assets under management as of 30 Jun 2022 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

FORWARD-LOOKING STATEMENTS

Certain statements made or referenced in this release may be forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments;

•	the ability to satisfy conditions to the proposed reorganizations; and

•	other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the abovementioned or other factors that affect Nuveen closed-end funds. The information contained on the Nuveen website is not a part of this press release.

IMPORTANT INFORMATION

In connection with the reorganization proposal discussed herein, the funds expect to file with the SEC solicitation materials in the form of a proxy statement and/or a joint proxy statement/prospectus that will be included in a registration statement on Form N-14. After the registration statement is filed with the SEC, it may be amended or withdrawn and the proxy statement and/or joint proxy statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the solicitation materials and any other relevant documents when they become available because they will contain important information about the reorganization proposal. After they are filed, free copies of the solicitation materials will be available on the SEC’s web site at www.sec.gov.

This communication is for informational purposes only and is not a solicitation of a proxy from any fund shareholder and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. However, the funds, Nuveen Fund Advisors and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the reorganization proposal discussed herein. Information about the directors/trustees and officers of the funds may be found in their respective annual reports previously filed with the SEC.

Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Shares of closed-end funds are subject to investment risks, including the possible loss of principal invested. Past performance is no guarantee of future results. Closed-end funds frequently trade at a discount to their net asset value.

EPS-2470677PR-E1022W

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